Exhibit 99.8

NICE to Showcase its Cross-Channel Interaction Hub at Interactions 2011, its Annual
Global Customer Conference

RA’ANANA, ISRAEL, May 19, 2011- NICE Systems Ltd. (NASDAQ: NICE), today announced that it will be showcasing the NICE Cross-Channel Interaction Hub at Interactions 2011, the NICE Annual Global Customer Conference, to be held at The Venetian and Palazzo Resort and Casino in Las Vegas, May 23 – 26.

The NICE Cross-Channel Interaction Hub constitutes a platform that captures, organizes, stores, and manages multi-channel customer interaction data into a central repository. By aggregating and analyzing relevant customer interaction data across multiple channels, including voice, web interactions, social media, email, and chat, the NICE Cross-Channel Interaction Hub enables organizations to address key business issues, including contact center operational efficiency, customer experience, revenue growth, and compliance.

Gartner research director, Jim Davies, said, "Most companies are not yet aligning the many different types of interactions they have with customers to get a single view of the voice of the customer and the customer’s interaction journey across multiple contact channels. An ability to capture, analyze and act holistically upon all forms of interactions from the web to the contact center will become a key differentiating factor. Businesses that can create this single view can get a better understanding of the mood of their customers, their needs, aspirations, what they like and what they don’t like. This is a critical element of better customer service and can enable companies to strengthen their customer relationships.”

The NICE Cross-Channel Interaction Hub is core to and supports NICE’s analytics-based business solutions:

Contact Center Operational Efficiency: for helping contact centers impact the bottom line by optimizing handle time, improving agent productivity and first contact resolution rates, reducing call volumes, and effectively forecasting workloads and scheduling staff.

Customer Experience Management: for optimizing the customer experience to improve customer satisfaction, loyalty, and advocacy; includes capabilities for tracking the customer interaction journey and corrective action management, and NICE’s Real-time Churn Reduction solution.

Revenue Growth: for helping businesses increase the number of sales attempts that are made by their contact center agents; improve service-to-sales conversion rates; identify and promote best practices for handling customer objections; and extract business intelligence from customer interactions to enhance marketing effectiveness.

Compliance: for capturing and analyzing any form of communication that promotes and ensures adherence to external regulations and internal policies; includes NICE’s products for compliance recording, cross-channel investigation, and data retention and protection.

Udi Ziv, President of the NICE Enterprise Group, said, “We are happy to showcase at Interactions 2011 our unique platform for capturing and analyzing customer interactions across the many communication channels available to them today. NICE’s Cross-Channel Interaction Hub enables organizations to further leverage NICE’s business solutions for a complete set of insights that are extracted from multiple sources. The result is a more accurate understanding of the customer and business situation and improved performance, as it relates to contact center operational efficiency, customer experience management, revenue growth, and compliance.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.